September 20, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:	Mr. Duc Dang

	Re:	Hicks Acquisition Company II, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 30, 2010
File No. 333-167809
Dear Mr. Dang:
     On behalf of Hicks Acquisition Company II, Inc., a Delaware corporation (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-167809, filed on June 28, 2010, as amended (the “Registration Statement”).
     The Registration Statement has been amended to reflect responses to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter, dated September 15, 2010 (the “Comment Letter”), relating to the Registration Statement. For your convenience, each response is preceded by the Staff’s comment to which the response relates. Terms not otherwise defined herein have the meaning ascribed to such terms in the Registration Statement.
Prospectus Cover Page
1.	Comment. Currently there is too much unnecessary information on your cover page. Please attempt to limit your cover page to information that is required by Item 501 of Regulation S-K. Please review your cover page and revise accordingly.

Response. The Company notes the Staff’s comment and has revised the cover page to eliminate unnecessary information.
Risks, page 16
2.	Comment. In addition to your cross-reference to the section entitled “Risk Factors,” please revise this part of the prospectus summary to provide a more detailed summary of the risks facing you.

Mr. Duc Dang, Securities and Exchange Commission
September 20, 2010

Response. The Company notes the Staff’s comment and has revised page 17 of the Amendment to provide a more detailed summary of the risks facing the Company.
Redemption rights for public stockholders upon consummation of our initial business combination, page 63
3.	Comment. We note your response to comment 1 of our letter dated August 26, 2010 that you may “limit redemptions” to an amount that permits you to satisfy a closing condition that requires a minimum amount of trust proceeds. Please clarify that your “redemption limitation” would not be a limitation on the tender offer itself allowing you to make pro rata repurchases if the number of shares tendered exceed the “limitation” and that Section 9.2(a) of your charter requires you to provide all holders with an opportunity to redeem all of their shares.

Response. The Company notes the Staff’s comment and has revised pages 13, 20, 37, 47 and 65 of the Amendment in response to such comment.
Management, page 78
Directors and Executive Officers, page 78
4.	Comment. We note your response to comment 35 in our letter dated July 27, 2010 and the revised disclosure. Your revised disclosure, however, focuses on the “qualifications to serve on the board of directors” without also discussing why each director or director nominee was chosen to be on the board of directors. Therefore, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the director or director nominee should serve as a director. Please see Item 401(e)(1) of Regulation S-K.

Response. The Company notes the Staff’s comment and has revised pages 79 and 81 of the Amendment to identify the experience, qualifications, attributes and skills that led the Company to conclude that each director or director nominee should serve as a director.
     If you have any questions with respect to the foregoing, please contact the undersigned at (214) 969-4788.

Sincerely, AKIN GUMP STRAUSS HAUER & FELD LLP
By:	/s/ James A. Deeken
James A. Deeken